Anglo Swiss Resources Inc.

837 West Hastings Street, Suite 309

Vancouver, British Columbia

V6C 3N6

January 18, 2010

United State Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549

Mail Stop 7010

Attention: Karl Hiller, Branch Chief

Dear Mr. Hiller:

RE:

Anglo Swiss Resources Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2008 as Filed on June 29, 2009

SEC Letter dated December 9, 2009

File No. 0-08797

We provide this cover letter and filing of the Company’s Form 20-F/A on January 18, 2010 in response to the SEC comment letter dated December 9, 2009 relating to the Company’s Form 20-F Annual Report for the fiscal year ended December 31, 2008 as filed on June 29, 2009.  We thank you accepting our request for an extension to mid-January in order to prepare this response.

Our responses are provided in the same numerical order as the SEC comment letter, as follows:

General

1.

SEC Comment: Please number all pages, including the financial statement pages, in future filings.

Company Response: We will number all pages, including the financial statements pages, in future filings.

Controls and Procedures, page 84

Management’s Report on Internal Control Over Financial Reporting, page 84

2.

SEC Comment: Please note that you are required to assess the effectiveness of your internal control over financial reporting as of December 31, 2008.  It also appears that you would need to disclose that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting to comply with Form 20-F Item 15T(4).

Company Response: In ITEM 15. CONTROLS AND PROCEDURES under Management Report on Internal Control Over Financial Reporting, we have corrected the first sentence of the third paragraph as follows:

"Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008."

We have also added the following as the fourth and last paragraph of this section:

"This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report."

Certifications, pages C1 and C2

3.

SEC Comment: Please relocate your officer certifications to the exhibit section of your filing to comply with Form 20-F Item 19, and ensure that your certifications are properly labeled and signed by officers serving the functions of Chief Executive Officer and Chief Financial Officer.

Company Response: We have relocated and renumbered the Section 302 certifications to 12.1 and 12.2 and Section 906 certifications to 13.1 and 13.2 and reflected these changes in ITEM 19. EXHIBITS.  We have also ensured that the certifications are properly labeled and signed by the appropriate officers.

Financial Statements

Auditors’ Report

4.

SEC Comment: Please contact your auditors to resolve the inconsistent representations about audit coverage in the introductory and opinion paragraphs of their report, as these relate to the year ended December 31, 2006, also concerning the report of other auditors mentioned in the explanatory language.  Since you included an audit report from the same auditor in your 2006 Form 20-F, it is unclear why there is a reference to other auditors.  Please obtain an audit report for the year ended December 31, 2006 and include such report in an amendment to your filing.

Company Response: We have included a revised audit report on page F3 which now includes the 2006 fiscal year.

Note 11 - Material Differences between Canadian and United States Generally Accepted Accounting Principles

5.

SEC Comment: We note you disclose in Note 2 under the Financial Instruments heading, stating that your cash and cash equivalents and term deposits are designated as held for trading and carried at fair value, with unrealized gain or loss recorded in comprehensive income.  Please revise your reconciliation and disclosure in Note 11 to show the extent of any adjustment that would be necessary to comply with paragraph 13 of SFAS 115 under U.S. GAAP, which requires that unrealized gain or loss on assets held for trading be recognize in the statements of operations.

Company Response: In Note 2. Significant Accounting Policies under (b) Financial Instruments - Disclosure (Section 3862) and Presentation (Section 3863), we have corrected the second sentence of the second paragraph as follows:

"Cash, cash equivalents, and term deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in the statements of operations."

As a result, the treatment of such unrealized gains or losses is materially the same under Canadian and U.S. GAAP therefore no reconciliation or disclosure would be required for Note 11.

6.

SEC Comment: We note that you disclose in Note 11a) explaining that for U.S. GAAP, you expense exploration and acquisition costs relating to unproven mineral properties and that after establishing reserves you would capitalize exploration costs.  These policies do not fully correlate with U.S. GAAP for costs related to mineral properties.

Under U.S. GAAP it is important to distinguish between exploration and development costs, and ensure correlation of these terms with your reserve findings.  The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized.  On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred, regardless of whether you have established reserves on other properties.

Under U.S. GAAP, the costs of acquiring mineral properties and mineral rights meeting the definition in EITF 04-2 are generally capitalized.  However, such costs would be subject to impairment testing under SFAS 144 and EITF 04-3.  Please revise your accounting and disclosure to comply with this guidance.

Company Response: In Note 11. Material differences between Canadian and United States generally accepted accounting principles under a) Mineral property and exploration costs, we have amended the first and second sentences of the paragraph as follows:

"For U.S. GAAP purposes, the company expenses exploration (deleted “and acquisition”) costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent (deleted “exploration and”) development costs of the property are capitalized. The capitalized costs of such properties are assessed periodically to assess whether the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties are written down to fair value on a discounted cash flow basis."

With respect to the deletion of “and acquisition” above, please refer to our response to SEC Comment 7 below for details.

7.

SEC Comment: We see from your disclosure in Note 5 that you continue to have acquisition costs of $2,461,282 capitalized under Canadian GAAP.  Please expand your disclosure under this heading to include details of your impairment testing under U.S. GAAP that led you to believe these amounts were not recoverable.

Company Response: We have reconsidered the guidance for the capitalization of mineral property acquisition costs under EITF 04-2, subject to impairment testing under SFAS 144 and EITF 04-3, and have concluded that these costs should remain capitalized under U.S. GAAP without impairment.  As a result, the accounting treatment for mineral property acquisition costs is now materially the same under Canadian and U.S. GAAP.  Accordingly, we have amended Note 11. Material differences between Canadian and United States generally accepted accounting principles to reflect this revised conclusion.

8.

SEC Comment: We note you disclose in Note 11 b) indicating that you depreciate your mine plant and equipment based on their use in the productive process over time, without stating how your depreciation policy is different under U.S. GAAP.  We generally find that a policy based on units-of-production, using proven and probable reserves as defined in Industry Guide 7, would be appropriate for U.S. GAAP.  Please expand your disclosure to clarify the nature and amount of any difference.

Additionally, your disclosure in Note 2 indicates that you depreciate your property, plant and equipment over their estimated useful lives using the declining balance method.  Please resolve your depreciation policy inconsistencies.

Company Response: We confirm that the depreciation method of the mine plant and equipment is on a declining-balance basis at rates of 25% and 30%, as disclosed in Note 2. Significant Accounting Policies.  We also confirm that the depreciation policy and its application for the mine plant and equipment are materially the same under Canadian and U.S. GAAP.  Accordingly, we have amended Note 11. Material differences between Canadian and United States generally accepted accounting principles by deleting Note 11(b) in its entirety.

9.

SEC Comment: We note you disclose in Note 11 d) stating that during 2008, you issued 5.47 million units, with each unit consisting of one flow-through common share and one share purchase warrant, for gross proceeds of $547,000.  You further disclose that a future income tax liability is recognized for the premium paid by the investors but that you did not receive any premiums of these issuances.

Please expand your disclosure to clarify how the proceeds of $547,000 gave rise to a $1,047,974 income tax recovery as reported on your statements of operations under Canadian GAAP.  Tell us the specific Canadian literature upon which you relied for your accounting, and explain why you believe recognizing this recovery amount would also conform to U.S. GAAP.

.

Company Response: We confirm that the $1,047,974 future income tax recovery recorded in 2008 was related entirely to the $3.4 million of flow-through financing completed in 2007, and not to the $547,000 of flow-through financing completed in 2008.  The relevant Canadian guidance for this accounting treatment is EIC-146: Flow-Through Shares.

Upon further review of the treatment of flow-through shares under U.S. GAAP, we have amended Note 11. Material differences between Canadian and United States generally accepted accounting principles to reverse the effects of the future income tax recoveries recorded under Canadian GAAP.  Further, we have determined that premiums relating to these flow-through financings should have been recognized and as a result, their future income tax effects have now been recognized for U.S. GAAP purposes.

Engineering Comments

General

10.

SEC Comment: We note that on your website and in some of your press releases you have referred to or used the terms “measured”, “indicated”, and “inferred”, resources.  If you continue to make such references on your web site or in press releases, please also include the following cautionary language or provide a legal information tab or page:

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us, or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Please tell us where you have located this language on your website.

Company Response: We have incorporated the cautionary language above on our website at www.anglo-swiss.com/us.html.  Further, we will incorporate this cautionary language on all future press releases whenever the terms in question above are utilized.

Permitting, page 29

11.

SEC Comment: We note that you have disclosed that you intend to develop your Kenville mine in this section and elsewhere in your filing.  The terms exploration, development and production have very specific meanings within Industry Guide 7.  For example, the term development stage is used to describe companies that are engaged in preparing reserves for production, while the term production stage is used to describe companies that are engaged in commercial-scale, profit-oriented extraction of minerals.  Since you do not disclose any reserves as defined by Industry Guide 7, it appears that you should replace terms such as develop, development or production throughout your document, as needed, with terms such a explore or exploration.  Similarly revise such references in the financial statement head notes to comply with Instruction 1 to paragraph (a) of Industry Guide 7.

Company Response: We have replaced, where appropriate, terms such as develop, development or production that were used in the Form 20-F with terms such as explore or exploration in accordance with Industry Guide 7.

Regarding the financial statement head notes, we respectfully note that they already incorporate “(an exploration stage company)” and are therefore in compliance with Instruction 1 to paragraph (a) of Industry Guide 7.

As requested in the SEC letter in connection with our response, we acknowledge that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses the comments raised by the SEC in a satisfactory manner.  Should there be any further comments or queries, please do not hesitate to contact the undersigned.

Yours very truly,

/s/ Chris Robbins

Chris Robbins

Vice President and Chief Financial Officer

Encl.